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March 11, 2021

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation (“KSS” or the “Company”) PRRN14A filed on March 5, 2021 Filed by Macellum Badger Fund, LP, et al. File No. 1-11084

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 8, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Macellum Badger Fund, LLC, Legion Partners Holdings, LLC, Ancora Holdings, Inc., 4010 Capital, LLC and the other participants in its solicitation (collectively, the “Investor Group”) and provide the following responses on the Investor Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the revised preliminary proxy statement filed on March 5, 2021 (the “Proxy Statement”).

Revised Preliminary Proxy Statement filed on March 5, 2021

The Board has Overseen Long Term Operating Underperformance, page 9

1.	Refer to comment 3 in our prior letter and the information you provided supplementally in response to that comment about how you calculated the figures presented in the chart on page 9. Summarize the information provided supplementally in the revised proxy statement.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 11, 2021

We Believe the Board has a History of Poor Capital Allocation, page 10

2.	Refer to the first paragraph on page 10, where you state that Kohl’s net sales decreased .6% between 2011-2019. However, the chart at the bottom of page 10 appears to show an increase in net sales over that period. If the 17% growth figure for the clothing industry over this period refers to something other than growth in net sales, this is not clear. Please revise or advise.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman
cc:	Jonathan Duskin, Macellum Badger Fund, LLC